Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS NOVEMBER RETAIL SALES:

GROWTH IN CHINA AND NORTH AMERICA,

CONTINUED INCREASE IN NEW EVOQUE SALES

Whitley, UK, 9 December 2019 – Jaguar Land Rover retail sales in November 2019 were 46,542 vehicles, down 3.4% compared to November 2018.

Sales continued to improve in China (up 29.0% year-on-year) marking the fifth consecutive month of double-digit sales growth in the region. North America also grew (4.9%), achieving best ever November sales levels. Sales were down in the UK (-10.8% reflecting lower industry and lower incentives on selected models), Europe (-16.8%, largely reflecting higher sales a year ago ahead of tax changes in certain jurisdictions), and Overseas (-16.7%, largely Russia and MENA).

Model highlights include the new Range Rover Evoque (up 25.2%), the refreshed Land Rover Discovery Sport (up 4.4% and just launching in China), as well as the Land Rover Discovery (up 15.5%) and Range Rover Sport (up 4.8%).

Land Rover retail sales in November 2019 were 35,078 vehicles, up 5.5% year-on-year, and Jaguar retails were 11,464 vehicles, down 23.1% year-on-year.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“Against the backdrop of a downturn in the global automotive market, we were pleased to see our sales grow in the US and China. Despite the ongoing headwinds in China, we continue to see green shoots of recovery in our sales there. The intensive work with our retailers in the region, combined with significant process and product improvements are starting to gain traction.

“For Jaguar globally, we were very excited to launch our new Jaguar F-TYPE at the beginning of December, to initial very positive customer and media reaction. The two-seat sports car offers a perfect balance of performance and driver reward with an even more muscular, assertive design and further enhanced precision in the chassis set-up. Its cabin is defined by rich materials and beautiful, driver-oriented details, connectivity is state-of-the-art, but first and foremost it is an amazingly involving and exciting drive. In a similar vein, we were delighted to see the all-electric Jaguar I-PACE crossover win Germany’s prestigious Golden Steering Wheel award in one of the world’s most competitive markets for premium cars.

 “Land Rover continues to perform well overall, with a very rich mix of models. Sales of our comprehensively updated Land Rover Discovery Sport are also gathering momentum while appreciation of the all-new Range Rover Evoque is growing apace as customers opt for its combination of dynamic on-road handling, luxurious refinement and trademark Land Rover all-terrain capability.”

Jaguar Land Rover retail sales for Fiscal 2019/20 year to date (April to October 2019) were 345,976, down 5.9% compared to the same period last year, and for the third quarter to date (October to November 2019) were 88,408 vehicles, down 4.4% year on year.

Sales data summary

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs, in the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We have a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines. From 2020 all new Jaguar and Land Rover vehicle models offer the option of electrification, giving our customers even more choice.

Jaguar Land Rover PR social channels:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Communications Manager

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata

Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.